EXHIBIT 99.D

CERTAIN INFORMATION REGARDING THE STOCKHOLDERS

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the Shareholders with whom FCB shares voting power over the Shares pursuant to the Shareholder Agreements.  Unless otherwise indicated, the business address of each Shareholder is c/o Foothill Independent Bank, 510 S. Grand Avenue, Glendora, California 91740.  All of the natural persons listed below are citizens of the United States.

SHAREHOLDER	PRESENT PRINCIPAL OCCUPATION OR PRINCIPAL BUSINESS

George E. Langley	President and Chief Executive Officer of the Company

Carol Ann Graf	Senior Vice President and Chief Financial Officer of the Company

Casey J. Cecala III	Executive Vice President and Chief Credit Officer of the Company

William V. Landecena	Private investor and property manager

Richard D. Galich	Doctor of Otolaryngology, private practice

Orville L. Mestad	Retired, Dentist.

George Sellers	Accountant and Enrolled Agent, Merchants Bookkeeping.

Douglas F. Tessitor	Chartered Financial Consultant and Chartered Life Underwriter; elected member of Glendora City Council

Max E. Williams	Architect, Managing Partner of his own architectural firm

To the best of FCB’s knowledge, none of the Shareholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.